May 24, 2005

Securities and Exchange Commission
Main Filing Desk
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

        Re:   Behringer Harvard REIT I, Inc.
              Annual Report on Form 10-K for the Year ended December 31, 2004 (the “Annual Report”)
                      File No. 333-91532

Ladies and Gentlemen:

Behringer Harvard REIT I, Inc. (the “Company”) hereby responds to the Staff’s comments to the above referenced filing as set forth in the Commission’s letter dated May 5, 2005, as follows:

Financial Statements and Notes

Note 2 - Significant Accounting Policies

1.	Supplementally explain how you determined that your tenant-in-common interests, especially those with interests greater than 50%, are not variable interest entities in accordance with FIN 46(R).

Response:   The Company believes that FIN 46R does not apply to its investments in tenant-in-common interests as these interests represent undivided interests in assets and liabilities rather than an interest in a legal entity. Accordingly, the Company is following the guidance in paragraph 11 of SOP 78-9 “Accounting for Investments in Real Estate” under which joint control exists and as a result the equity method of accounting is required.

The Company’s investment in a tenant-in-common interest represents a direct undivided percentage interest in a real estate asset together with several other such owners. There is no single legal entity that owns the entirety of the real estate asset in which investors have an equity interest. The Company is liable only for its proportional share of the mortgage loan on the real estate asset, as is each of the other tenant-in-common owners.

Securities and Exchange Commission
May 24, 2005

These tenant-in-common interests are structured so that a party who has previously sold a real estate investment may defer taxes on the sale of such investment and transfer the sold real estate investment’s basis by “exchanging” it via purchase of the tenant-in-common interest pursuant to Section 1031 of the Internal Revenue Code. As such, each tenant-in-common owner files its own tax returns in respect of its interest in the real estate asset. There is no centralized entity that files tax returns or makes withholdings from distributions (unlike a partnership structure). Each tenant-in-common owner has its own tax characteristics (each generally with a different basis in their investment as they have transferred a portion of basis from a previously disposed of asset pursuant to Section 1031).

In addition, these tenant-in-common arrangements are structured to comply with requirements of the IRS under Section 1031, including many requirements to assure that the arrangements are not a disguised partnership or other entity (as Section 1031 requires an investment in real estate and not in an entity). Among these requirements are terms that require independent control by each tenant-in-common owner of its investment in the asset. In this regard, the tenant-in-common owners (including the Company) enter into a tenants-in-common agreement that requires unanimous approval by the tenant-in-common owners for all material matters affecting the asset (including any future sale, exchange, lease, release of all or a portion of the property, any loans or modifications of any loans secured by the property, the approval of any property management agreement, or any extension, renewal or modification thereof).

As such, the Company has concluded that independent joint control of the real estate asset exists among the tenants-in-common and that no actual or deemed entity exists among tenant-in-common owners and, as such, FIN 46R does not apply to the Company’s investments in tenant-in-common interests.

Note 5 - Investments in Tenant-in-Common Interests, Page F-12

2.	What consideration was given to including financial statements for your investment in the Travis Tower in accordance with Rule 3-09 of regulation S-X for the year ended December 31, 2004.

Response:   All of the Company’s investments in tenant-in-common interests were evaluated for separate disclosure in accordance with Rule 3-09 of Regulation S-X. Only one of our tenant-in-common investments met the tests requiring separate disclosure, and that was the Colorado Building. Separate disclosure for the Colorado Building can be found on pages F-24 through F-34 of the Annual Report. With regard to the Company’s tenant-in-common investment in Travis Tower specifically, all three tests required by Rule 3-09 were performed and the results of all three tests fell below the 20% threshold requiring separate disclosure. The specific calculations are as follows:

(1)	Investment in Travis Tower of $34,935,478 + $0 advances to Travis Tower, or $34,935,478 does not exceed 20% of the Company’s total assets of $198,888,433 or $39,777,687.

Securities and Exchange Commission
May 24, 2005

(2)	The Company’s share of Travis Tower’s total assets (60.430229% x $61,024,507 = $36,877,249) does not exceed 20% of the Company’s total assets of $198,888,433 or $39,777,687.

(3)	The Company’s equity in earnings of Travis Tower of $321,227 does not exceed 20% of the Company’s income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles, adjusted for the equity in earnings of Travis Tower, as calculated pursuant to Regulation S-X Rule 1-02(w) Computational Note 1, of $(1,860,192) or $(372,038). Equity in earnings of Travis Tower is excluded from income of the Company pursuant to such Computational Note as a loss was incurred by the Company but not Travis Tower, the tested subsidiary.

The Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to contact the undersigned at (469) 341-2330.

Very truly yours, BEHRINGER HARVARD REIT I, INC.

/s/ Gary S. Bresky

Gary S. Bresky Chief Financial Officer
cc:           Gerald J. Reihsen, III, Esq.
                Lauren Burnham Prevost, Esq.